UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2024

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Reconquista 330

C1003ABG Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Relevant Fact – Own Share Repurchase Report.

Autonomous City of Buenos Aires, May 13, 2024

Messrs.

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Mercado abierto electrónico s.a.

PRESENT

Ref.: s/ Share Repurchase Report. Relevant Fact.

To whom it may concern,

It is hereby informed, on behalf of Grupo Supervielle S.A. (the “Company”), in compliance with provisions of Article 64 et seq. of Law 26,831 and regulations of the National Securities Commission (“CNV”), that within the framework of the Acquisition of  Shares Program that was communicated on April 22, 2024; on May 10, 2024, the Company repurchased Class B common shares which were traded through Bolsas y Mercados Argentinos as detailed below:

Market	Trade Date	Settlement date	Price	Quantity	Amount
BYMA	05/10/2024	05/14/2024	AR$ 1,591.704126	150,000 Class B shares	AR$ 238,755,618.90

Yours faithfully,

_______________________

Ana Bartesaghi

Deputy Head of Market Relations

Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: May 13, 2024	By	/s/ Mariano Biglia
		Name	: Mariano Biglia
		Title:	Chief Financial Officer